Filed by Tele Norte Leste Participações S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Coari Participações S.A.

Commission File No.: 132-02657

Rio de Janeiro, January 13, 2009.

To the São Paulo Stock Exchange (Bolsa de Valores de São Paulo S.A.) – BOVESPA

Att.: Management of Company Follow-up

Mr. Nelson Barroso Ortega

c.c.: Securities and Exchange Commission (Comissão de Valores Mobiliários) – CVM

Att.: Mrs. Elizabeth Lopez Rios Machado

Superintendent of Company Relations

Mr. Waldir de Jesus Nobre

Superintendent of Market Relations and Dealers

by IPE

Transcription of the Question:

“News disclosed by the press on January 12, 2009, stated, among other information, the following:

• Oi expects to double its clients/year within five years through investments of R$ 30 billion – R$ 6 billion/year – in maintenance and development of networks (newspaper: Gazeta Mercantil);

• After conclusion of the integration with Brasil Telecom, Oi expects to have synergies of R$ 1 billion within 1 1/2 years (newspaper: Valor Econômico).

We request clarification about the above-mentioned news, as well as other significant information.”

Dear Sirs,

In response to the Official Letter, GAE/CAEM 0035-09, of January 12, 2009, we inform the following:

•

Whereas, on January 8, 2009, pursuant to the Relevant Fact disclosed at 10:00 p.m., Telemar Norte Leste S.A. (“Oi”), a company controlled by Tele Norte Leste Participações, concluded the purchase of indirect share control of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”), the company controlling Brasil Telecom S.A. (“Brasil Telecom”), concessionaire of STFC in Region II of the General Plan of Concessions (Plano Geral de Outorgas) – PGO;

•	Whereas, such purchase was only possible after the amendment to the PGO by the President of Brazil, and also following the previous consent by Anatel on December 19, 2008;

•	Whereas, until the official purchase of Brasil Telecom Holding, Oi’s management was unable to have access to any undisclosed information or data due to regulatory restrictions; and

•	Whereas, Oi intends to carry out an operational integration of both companies as soon as possible to make the most of its investment and improve the assets of both companies;

The elaboration of a consolidated business plan and/or investment plan for Oi and Brasil Telecom has not been possible yet.

Our President, Mr. Luiz Eduardo Falco, stated at a press conference held on January 9, 2009, that the “new Oi” resulting from the integration of both companies would be able to compete with foreign competitors operating in the telecommunications industry in Brazil on equal conditions.

Therefore, the first goal of “new Oi” is to obtain 110 million clients within five years, including the foreign market.

In the same context, Mr. Falco said that, considering this objective, after the consolidation of annual investments (Oi + Brasil Telecom Holding), the new company could need to make investments amounting to R$ 30 billion within five years. He did not explain, however, if this amount would be proportionally invested each year. Furthermore, this amount may change depending on market conditions and the Brazilian economy.

No one clarified the investments to be made (expansion of networks, quality programs, maintenance of existing networks, telephone centers, marketing, equipment, IT systems, etc.) or funds to be used to finance such investments because at this time a detailed investment or business plan integrating both companies does not exist and could not exist due to restrictions mentioned above.

As for “prospects for a synergy of R$ 1 billion,” similarly to the objectives described above, the amount informed was an answer to the following question: “What would be the gains for the new company?” The answer neither mentioned the time required nor the method of meeting this goal. Instead, it mentioned experiences with other consolidations that took place in Brazil and abroad, with examples of savings by 5% in global expenses after consolidations.

We will fully disclose our plans to the market as soon as we can.

We believe we were able to clarify your questions.

Sincerely,

Tele Norte Leste Participações S.A.

Alex Waldemar Zornig

Investor Relations Officer

Additional Information and Where to Find It:

This communication is being made in respect of (1) the proposed merger (incorporação) of Brasil Telecom Holding with and into Brasil Telecom, (2) the proposed share exchange (incorporação de ações) between Brasil Telecom and Coari Participações S.A., and (3) the proposed merger (incorporação) of Coari Participações S.A. with and into Oi. In connection with the proposed share exchange and mergers, we plan to file with the U.S. Securities and Exchange Commission (the “Commission”) (i) one or more registration statements on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom Holding and Brasil Telecom, as applicable, and (ii) other documents regarding the proposed share exchange and mergers.

Oi urges investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed share exchange and mergers. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange and mergers, when available, free of charge on the Commission’s website at www.sec.gov or from Oi.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Tele Norte Leste Participações S.A., Oi, Brasil Telecom Holding and Brasil Telecom, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

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